

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 21, 2017

Andre S. Valentine
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

> **Re: Convergys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-14379**

Dear Mr. Valentine:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Notes to Consolidated Financial Statements

Note 14. Income Taxes

1.   Please describe for us in disaggregated detail how your legal entity restructuring and repatriation of earnings into non-U.S. jurisdictions had resulted in an increase in income tax expense of $20.3 million in 2016. Also tell us how you considered providing MD&A disclosure in prior periodic filings alerting readers that a change in your legal entity structure and earnings repatriation could reasonably likely have a significant impact on future results. In this regard, it appears that the afore-mentioned significant income tax provision for the fourth quarter of 2016 may have represented a known trend, event or uncertainty indicative of a potential change in your income tax provision. Refer to Item 303 of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Note 17. Industry Segment and Geographic Operations

2.   Please tell us and disclose in future filings your basis for attributing revenues from external customers to individual countries. Also tell us whether revenues from external customers attributed to and long-lived assets located in any individual foreign country are material and how you considered providing the required disclosures pursuant to ASC 280-10-50-41.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services